KORE RESOURCES INC.
l l 01 Brickell Ave., South Tower, 8th Floor
Miami, FL33131

January 12, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ronald E. Alper, Attorney

Re:            Kore Resources, Inc.
      Amendment No. 2 to Form 8-K Filed January 5, 20 15

      File No.  000-54977

Dear Mr. Alper:
We have received the letter dated January 9, 2015 from the reviewing staff (the "Staff ') of the Securities and Exchange Commission. We have filed, today, an Amendment No. 3 to Form 8-K to respond to these comments. The numbered paragraphs below respond to the corresponding paragraphs in the Staff s January 9, 2015 letter.

 Item 1.01 Entry into a Material Definitive Agreement, page 2

1.
We note your revised disclosure in response to comment two of our letter dated December 2, 2014. Please further clarify whether Level Up Investments LLC was a shareholder of WeedWeb, Inc. prior to the Share Exchange Agreement dated June 19, 2014 and revise to clarify the relationship between Mary Kay Tantum and Level Up Investments LLC.

1.	We have added disclosure that Level Up Investments LLC was not a shareholder of WeedWeb prior to the Share Exchange Agreement.

Description of Business, page 4

Competitive Strengths, page 5

2.
We note your response to comment 6 and we reissue it in part. Please disclose the major milestones for the categories of business activities that are under development and quantify the approximate amount of funds necessary to achieve such milestones.

2.	Milestones have been added.

Financial Statements, page 32

Notes to Financial Statements, page 36

Note 1 – Organization, Nature of Business and Gong Concern, page 36

3.
We note your response to comment 13 that your fiscal year end is June 30. However, in your response to comment 26 of our letter dated November 14, 2014, you stated your fiscal year end was December 31. Please clarify. To the extent the fiscal year-ends are different between WeedWeb, Inc. and Kore Resources Inc., revise your filing to include Item 5.03 to report changes in fiscal year in your next amendment.

3.
Following further consideration it was decided that the fiscal year end for both entities would be June 30, 2014.  There is no difference in fiscal year end between the parent and subsidiary. Item 5.03 has been added to the 8-K/A.

Pro-Forma Consolidating Balance Sheets, page 39

4.
We note the sum of pro-forma amounts presented for common stock, additional paid-in capital (APIC) and accumulated deficit does not agree to ($16,298). Please revise. In addition, we note from your rollforward schedule provided in response to comment 16 of our letter dated December 2, 2014 that the amount of APIC prior to the private placements was ($12,400).  Please also reconcile this amount with the amount you present for the pro-forma APIC.

4.	The pro-forma statements have been corrected. Here is the corrected roll-forward:

WeedWeb, Inc.
Equity Rollforward
9/30/2014

	Common	Par Value	Additional	Subscription	Accumulated	Total
	Shares	0.0001	Paid in Capital	Receivable	Deficit	Equity

Balance June 30, 2014	110,000,000	56,000	-	-	(57,325)	(1,325)

Correction of common stock and APIC balances		(45,000)	45,000			-

Open Balance from Kore Resources	110,000,000	11,000	45,000	-	(57,325)	(1,325)

Recapitalization to reflect reverse merger		-	(57,325)		57,325	-

Share exchange with WeedWeb, Inc.	15,000,000	1,500	(1,500)			-

Share-based compensation			1,425			1,425

Private Placement @ $.10 per share	250,000	25	24,975			25,000

Private Placement @ $.10 per share	2,500,000	250	249,750	(150,000)		100,000

Loss for the period from April 22, 2014 (Inception)
to September 30, 2014					(87,048)	(87,048)

Balance September 30, 2014	127,750,000	12,775	262,325	(150,000)	(87,048)	38,052

The Company acknowledges  that:

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility  for the adequacy and accuracy of the disclosure in the filing;   and

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person un the federal securities laws of the United   States.

Very Truly Yours,

Isl Matthew Killeen